SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  822809 10 9
                                 (CUSIP Number)

                              Adler Children Trust
                               c/o Catherine Adler
                           1520 South Ocean Boulevard
                            Palm Beach, Florida 33480
                                  (561)659-2001
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.


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                                                            SCHEDULE 13D
CUSIP No. 822809 10 9

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       (a)    Adler Children Trust

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       (a)    USA

NUMBER                     7.     SOLE VOTING POWER
OF                                (a)    350,000


SHARES                     8.     SHARED VOTING POWER
BENEFICIALLY               (a)    -0-


OWNED BY                   9.     SOLE DISPOSITIVE POWER
EACH                              (a)    350,000


REPORTING                  10.    SHARED DISPOSITIVE POWER
PERSON WITH                (a)    -0-


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  (a)    350,000

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  (a)    7.3%

14.    TYPE OF REPORTING PERSON
                                  (a)    00

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                                                           SCHEDULE 13D
CUSIP No. 822809 10 9

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       (a)    Catherine Adler, Trustee

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       (a)    USA

NUMBER                     7.     SOLE VOTING POWER
OF
                                  (a)    350,000

SHARES                     8.     SHARED VOTING POWER
BENEFICIALLY
                                  (a)    -0-

OWNED BY                   9.     SOLE DISPOSITIVE POWER
EACH
                                  (a)    350,000

REPORTING                  10.    SHARED DISPOSITIVE POWER
PERSON WITH
                                  (a)    -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  (a)    350,000

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  (a)    7.3%

14.    TYPE OF REPORTING PERSON

                                  (a)    IN

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This report on  Schedule  13D is being  filed by the Adler  Children  Trust (the
"Children Trust") and Catherine Adler, Trustee (together with the Children Trust, the "Reporting Persons"), to reflect the transfer by Frederick R. Adler, a director of the Company, to the Children Trust of warrants to purchase an aggregate of 350,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc. at exercise prices ranging from $3.15 to $3.50 per share (the "Warrants"). Mr. Adler is the settlor of the Children Trust whose beneficiaries are his children. Catherine Adler, the wife of Frederick R. Adler, is the Trustee of the Children Trust.

Item 1.  SECURITY AND ISSUER

         This Schedule 13D ("Schedule 13D") relates to the Common Stock, $.01 par value per share, of Shells Seafood Restaurants, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.


Item 2.  IDENTITY AND BACKGROUND

         This Statement is filed by the Adler Children Trust and Catherine Adler, Trustee, both having their principal address at c/o Catherine Adler, 1520 South Ocean Boulevard, Palm Beach, Florida 33480.

         Neither of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Children Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Children Trust. Catherine Adler is a citizen of the United States of America.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All the Warrants beneficially owned by the Reporting Persons were acquired by the Reporting Persons solely as a result of a gift transfer by Frederick R. Adler to the Reporting Persons.


Item 4.  PURPOSE OF TRANSACTION

        All the Shares beneficially owned by the Reporting Persons were acquired by the Reporting Persons solely as a result of a gift transfer by Frederick
R. Adler to the Reporting Persons. Mr. Adler, a director of the Company, transferred the shares to the Children Trust on December 28, 1998.



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Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own warrants to purchase an aggregate of 350,000 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

         (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days except:

         (i) On December 28, 1998, Frederick R. Adler transferred the Warrants to the Children Trust. No consideration was paid with respect to such transfer.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Catherine Adler is Trustee of the Children Trust and has voting power and investment power over the Warrants.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Adler Children Trust



                                   By:      /s/ Catherine Adler
                                   Catherine Adler, Individually and as Trustee
                                   of the Adler Children Trust


Date:    January 8, 1999


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